FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 30, 2003
Commission File Number: 000-28011

Terra Networks, S.A.
(Translation of registrant’s name into English)

Paseo de la Castellana, 92
28.046 Madrid
Spain
(34) 91-452-3900
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Relevant fact, dated on January 30th 2003: Internal Rules of conduct on the stock exchanges of Terra Networks, S.A.

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE—RELEVANT FACT

The Board of Directors meeting of Terra Networks, S.A. held today approved among other resolutions, the Internal Regulation of Best Practices on Financial Markets which modifies and develops the one in force that was approved on October, 18 1999. Such Internal Regulation is attached to this relevant fact, as Annex I.

Madrid, January 30, 2003

José Francisco Mateu Isturiz
Secretary to the Board of Directors of
Terra Networks, S.A.

- INDEX -

I.	DEFINITIONS

II.	ON PERFORMING REGULATED TRANSACTIONS

2.1	SUBJECTIVE SCOPE OF APPLICATION

2.2	OBJECTIVE SCOPE OF APPLICATION

2.3	GENERAL PRINCIPLES OF ACTION

2.3.1	Transactions subject to the disclosure regime
2.3.2	Minimum Period of Holding
2.3.3	Limitations on Personal Transactions

2.4	DISCLOSURE PROCEDURE

III.	ON TREATMENT OF INSIDE INFORMATION

IV.	ON DISCLOSURE OF CONFLICTS OF INTEREST

4.1 GENERAL PRINCIPLES OF ACTION FOR PERSONS SUBJECT TO CONFLICTS OF INTEREST

4.2 DISCLOSURE OF CONFLICTS OF INTEREST

V.	ON THE COMMISSION AND THE STATUTORY COMPLIANCE COMMISSION

5.1 STATUTORY COMPLIANCE COMMISSION
5.2 STATUTORY COMPLIANCE UNIT
5.3 INTERNAL AUDITING

VI.	ON THE TERM AND EFFECTS OF VIOLATION

6.1 TERM
6.2 EFFECTS OF VIOLATION

ADDENDUM I.	Disclosure of Regulated Transactions

ADDENDUM II.	Declaration of Conflicts of Interest

ADDENDUM III.	Declaration of knowledge and acceptance of the Internal Rules of Conduct.

INTERNAL RULES ON CONDUCT IN
STOCK EXCHANGE RELATED MATTERS

TERRA NETWORKS S.A.

INTRODUCTION

The Board of Directors of TERRA NETWORKS, S.A. (hereinafter, “TERRA”, the “Firm” or the “Company”) approved a set of Internal Rules of Conduct on stock exchange related matters at its meeting on 18th October 1999.

After the new regulations applicable to companies issuing securities, in the United States (Sarbanes-Oxley Act), as well as in Spain (Act on Measures to Reform the Financial System), and most specifically the latter, TERRA is among the companies obliged to fulfil the rules of conduct established basically under Title VII of the Stock Market Act; in addition to having to have its own Internal Rules of Conduct.

Through these Rules of Conduct, TERRA aims to reinforce the controls related to matters of inside information and conflicts of interest; as well as to embody the will the Company has to adapt to the best practices in matters of conduct on the stock exchanges.

According to this, at its meeting on January 29th 2003, the Board of Directors of TERRA approved the new text of the “Internal Rules of Conduct of TERRA NETWORKS, S.A. in Stock Exchange related matters”.

SECTION ONE
DEFINITIONS

For the purposes of these Internal Rules of Conduct in Stock Exchange related matters (hereinafter, “Internal Rules of Conduct” or “Rules”), the following definitions shall apply:

External Advisors. Persons who, without being considered employees, provide financial, legal, consultancy or any other kind of services to TERRA or to any other company in the TERRA LYCOS Group, either on their own behalf, or on that of third parties, that may involve access to what is classified as inside (or privileged) information.

Executive Committee of TERRA. Formed by the Executive Vice Presidents of TERRA.

Privileged Documents. All material, audiovisual or computer media that expresses or includes information previously classified as inside (or privileged) information.

TERRA LYCOS Group. Refers to TERRA NETWORKS, S.A. and to all the subsidiaries and companies in which stakes are held that fulfil, as to the Company, the requisites set forth in article 4 of Act 24/1988, of 28th July, on the Stock Market.

Inside Information. The status of inside (or privileged) information shall be given, pursuant to the terms set forth in article 81 of the Stock Market Act, to all information of a specific nature that refers directly or indirectly to (i) TERRA or to any of its Subsidiaries or (ii) to the securities or instruments issued by TERRA or its Subsidiaries that has not been publicly disclosed and which, if it were or had been publicly disclosed, could influence or would have influenced its listing on a market or organized trading system in an appreciable manner.

What is set forth in the preceding paragraph shall also be applicable to negotiable stock and financial instruments as to which an application for admission to trading has been made on an exchange or organized trading system.

Members of the Board. The Directors or members forming the Board of Directors of TERRA NETWORKS, S.A.

Regulated Transactions. Transactions performed by Persons Affected with Affected Securities and Instruments, on their own account or that of third parties, directly or indirectly.

For the purposes of the preceding paragraph, transactions shall be understood to be any contracts by virtue of which Affected Securities or Instruments are acquired or conveyed.

Inside Transactions. Legal or financial transactions that may have an appreciable influence on the listing of the Securities or Instruments Affected, and which is defined as such by the Statutory Compliance Commission.

Administration Personnel. The top management Secretaries who report directly to the Management Personnel of TERRA.

Management Personnel. The President, the Executive Vice Presidents, the Senior Vice Presidents and similar who perform top management duties reporting directly to or assigned to the governing bodies of TERRA and the Vice Presidents who perform top management duties and report directly to the Executive Vice President of TERRA.

Persons Affected. Those to whom all or part of these Rules apply, and who are detailed in article 2.1.

Controlled Company. A Company in the stock capital or governing or administrative body of which the Person Affected holds, directly or indirectly, the majority of shares, stakes or voting rights, in such a manner as to effectively control the company.

Subsidiary. This refers to a dominated or dependent company, that fulfils the requisites as to the Company set forth in article 4 of Act 24/1988, of 28th July, on the Stock Market.

TERRA NETWORKS, S.A. This refers to TERRA NETWORKS, S.A., a mercantile stock company registered at the Business Register of Barcelona, at Volume 32,874, Section: General, Sheet B-217.925, with its domicile in Barcelona, at Calle Nicaragua, 54, holder of T.I.N. A-28/015865.

Securities and Instruments Affected. Those set forth in article 2.2 of these Rules are considered Securities and Instruments Affected.

Prohibited Securities. The consideration of prohibited securities and instruments shall be given to those on which the Company has Inside Information within the framework of an Inside Transaction, in spite of not having been issued by it.

SECTION TWO
ON PERFORMING REGULATED OPERATIONS

2.1.    SUBJECTIVE SCOPE OF APPLICATION

The Internal Rules of Conduct shall be applicable to the following persons:

a)	Members of the Board of Directors.

b)	Members of the Executive Committee of TERRA.

c)	Management Personnel of TERRA and its Administration Personnel.

d)
The personnel duly assigned to the President’s Office, to the Directorate General of Corporate Strategy, to the Directorate General of Corporate Finance and to the Secretariat General and the Board, (or to the Directorates General that undertake similar duties under any other name) up to (and including) the rank of Departmental Director.

e)
Any other employee who, in the opinion of the Statutory Compliance Commission, may have access to data and information concerning which TERRA may have a legitimate interest in confidentiality and all others who have confidential information concerning a specific transaction.

The Statutory Compliance Commission shall keep the Statutory Compliance Unit informed of the persons who, according to the preceding definition, will be considered Persons Affected, as well as, if appropriate, the period of time during which they shall be subject to the Internal Rules of Conduct. The Statutory Compliance Unit shall keep an up-to-date list of the persons subject on a permanent basis to the Internal Rules of Conduct, and another of the persons who are subject to it on a transitory basis.

2.2.    OBJECTIVE SCOPE OF APPLICATION

The following are considered Securities and Instruments Affected under the Internal Rules of Conduct:

a)	Securities issued by TERRA or by its Subsidiaries which are traded on a stock exchange or organized trading system.

b)	Financial instruments and contracts of any kind that grant the right to acquire the aforementioned securities.

c)	Financial instruments and contracts with underlying securities or instruments issued by TERRA or its Subsidiaries.

2.3.    GENERAL PRINCIPLES OF ACTION

2.3.1    Transactions subject to the disclosure regime

2.3.1. A) Persons Affected must report any Regulated Transaction they have performed, themselves or through a Company Controlled by them, according to the procedure established in article 2.4 of these Rules. Likewise, Persons Affected must report any Regulated Transaction performed by (i) their spouse, except if the transactions affect only their private assets, and/or (ii) by their minor offspring subject to parental control.

This obligation is notwithstanding any other obligation of disclose report to the CNMV (Spanish SEC), there may be upon the Members of the Board of Directors, Executives and Personnel integrated in the areas related to the stock exchange activities.

Transactions ordered without any intervention whatsoever by the Persons Affected by the companies that are usually entrusted management of their securities portfolios shall not be subject to the obligation established in this section. However, they must report to the Statutory Compliance Unit on the existence of those contracts and the identity of the manager, as well as send a quarterly copy to that Unit of the information the manager has sent them in relation to the Securities or Instruments Affected which shall record at least the date, number, price and type of transactions performed.

2.3.1. B) Likewise, the Persons Affected must also report, prior to performing them, transactions with own shares in TERRA or financial instruments indexed to these.

2.3.2    Minimum period of holding

It any case, the Securities and Instruments Affected acquired may NOT be traded within the term of SIX months from the date of the purchase transaction taking place, except if there are exceptional circumstances to justify their conveyance, according to the form provided in ADDENDUM 0 and following authorization by the Statutory Compliance Commission.

2.3.3    Limitations on Regulated Transactions

General Prohibition

Persons Affected who have any kind of Inside Information, whatever its origin, must abstain from acting in any of the following manners, on their own behalf or that of others, directly or indirectly:

a)
Preparation or performance of any kind of transaction with the Securities Affected to which the information refers, or with any other security, financial instrument or contract of any kind, traded or not on a secondary market, underlain by the Securities Affected to which the information refers.

An exception is made for preparation and performance of transactions whose existence constitutes, in itself, the Inside Information, as well as transactions that are performed to fulfill an obligation that has already matured, to acquire or cede the Securities Affected, when that obligation is set forth in an agreement entered into before the person concerned comes into possession of the Inside Information, or other operations made in compliance with the by-laws in force.

b)	To reveal or disclose that information to third parties, except in the normal practice of that person’s job, office or profession.

To these ends, the Persons Affected shall be understood to be acting in normal performance of their job, office or profession when they report information: (i) to the governing and management bodies of the Company for adequate performance of their duties and responsibilities; and (ii) to the External Advisors to the Company (auditors, lawyers, merchant banks, etc.) for adequate fulfillment of the commission they are entrusted.

c)	To recommend or advise a third party to acquire or cede negotiable securities or financial instruments or to have others acquire or cede them based on that information.

The prohibitions established in this section are applicable to any Person Affected who holds inside information, when that person knows, or should have known, that it is that kind of information. Nor shall it be applied to operations with own shares within the framework of repurchase schemes carried out by TERRA, nor to stabilization of a Security Affected, as long as these transactions are performed under the statutory conditions set.

Temporary Prohibitions

The Persons Affected shall abstain from performing Regulated Transactions in the following periods:

a)	In the month prior to the date of the annual accounts being formulated by the Board of Directors of the Company.

b)	In the month prior to the date of publication of the quarterly and half year results by the Company.

Notwithstanding the preceding prohibition, the Persons Affected may, under exceptional circumstances, request authorization by the Statutory Compliance Commission to perform transactions during those periods.

Prohibited Securities

The Persons Affected who are informed of the existence of certain Prohibited Securities may not perform Regulated Transactions with those securities.

The Statutory Compliance Commission shall determine the securities that, at a specific time, may be considered Prohibited Securities for all or part of the Persons Affected, as well as the term during which that prohibition shall be maintained. The Statutory Compliance Unit shall maintain an up-to-date list of those securities and of the Persons Affected related to them, and it shall duly inform those persons of the existence of that prohibition, as well as of its expiry.

2.4    DISCLOSURE PROCEDURE

Pursuant, to the terms established in article 2.3.1 above, the Persons Affected must report to the Statutory Compliance Unit on all the Regulated Transactions performed within seven calendar days of the date on which they were performed.

That notice shall be given through the computer system TERRA shall establish for these purposes, which shall have the forms that, stating the date, type of transaction, number and price of the Securities or Instruments Affected, shall be used to notify these transactions. However, in the event of the system not being available for any reason, notice may be given in writing or y electronic mail or facsimile to the Compliance Unit using the form provided in ADDENDUM I to these Rules.

This is all understood to be notwithstanding any other possible legally established obligations.

SECTION THREE
ON TREATMENT OF INSIDE INFORMATION

During the phase of study and negotiation of any kind of legal or financial transaction that may have an appreciable influence on the listing of the Securities or Instruments Affected, the Executive Vice Presidents responsible for the departments involved must inform the Statutory Compliance Commission of this fact.

When that information is received and the transaction defined as an Inside Transaction, the Commission and the Statutory Compliance Unit shall adopt the following measures:

a)	To keep documentary records for each Inside Transaction, which shall record the names of the persons participating in it and the date on which the information was disclosed to each one of them.

b)
To expressly warn each one of the persons included in the Inside Transaction of the nature of the information, of their duty to confidentiality and the prohibition to use it. In this sense, access to confidential information or documents by the External Advisors shall require a confidentiality undertaking to be signed beforehand.

The persons participating in an Inside Transaction, who are included in the documentary records must:

a)	Limit knowledge of the information strictly to persons inside or outside the organization for whom it is essential.

b)
Take security measures for the custody, filing, access, reproduction and distribution of the information. Persons who have access to the Inside Documents must act diligently in their use and handling, being responsible for their custody, conservation and for maintaining their confidentiality. Treatment of Inside Documents shall be performed with maximum rigor at all times, ensuring in any case that the filing, reproduction and distribution of these is performed in such a way that the content of these is only known to the persons whom it is decided shall have access to the information.

c)	Abide by any other instructions and/or recommendations in this sense that may be provided to them by the Statutory Compliance Commission.

d)	Monitor the evolution on the market of the Securities Affected and the news that professional purveyors of financial information and the media publish and which may affect them.

SECTION FOUR
ON DISCLOSURE OF CONFLICTS OF INTEREST

4.1    GENERAL PRINCIPLES OF ACTION FOR PERSONS SUBJECT TO CONFLICTS OF INTEREST

a)	Independence: They must act at all times with loyalty to the TERRA Group and its shareholders, regardless of their own interests or those of others.

b)	Abstention: They must abstain from intervening in or influence taking of decisions that may affect persons or entities with which conflict may exist.

c)	Confidentiality: Persons in a situation of conflict of interest shall abstain from access to classified inside information that may affect that conflict.

4.2    DISCLOSURE OF CONFLICTS OF INTEREST

The members of the Board of Directors shall be governed in this matter by the rules provided in the Rules of the Board of Directors of TERRA.

The remaining Persons Affected must inform the Statutory Compliance Unit, within the shortest possible term, through the computer system TERRA has established for these purposes, of situations that may potentially give rise to the appearance of conflicts of interests due to their activities outside the TERRA Group, their family relations, their personal assets or any other reason, with:

a)	Financial intermediaries who operate with the TERRA Group.

b)	Professional or institutional investors who have a significant relation with the TERRA Group.

c)	Significant providers of equipment or material.

d)	Providers of professional services or External Advisors, including those who provide legal services, company appraisal, consulting or auditing services.

Should the computer system not be available for any reason, such notice may be given in writing, or by electronic mail or facsimile, using the form provided in ADDENDUM II, to the Statutory Compliance Unit.

SECTION FIVE
ON THE COMMISSION
AND THE STATUTORY COMPLIANCE COMMISSION

5.1    STATUTORY COMPLIANCE COMMISSION

Creation: A Statutory Compliance Commission is hereby created, which shall be formed by the Executive Vice President of Corporate Finance, the Executive Vice President of Human Resources, the Executive Vice President of Corporate Strategy, the Executive Vice President of Internal Auditing and the Secretary General and Secretary to the Board of TERRA.

Functions: The Statutory Compliance Commission shall have the following functions:

a)	To promote knowledge of these Rules, and of the other rules of conduct of the Stock Exchanges within the Company.

b)	To interpret the regulations contained in the Rules and resolve doubts or questions tat may arise as to their application and content.

c)	To determine the legal or financial operations that must be subject to the obligations established in section three of these Rules.

d)
To determine the persons who, in spite of initially not falling within the scope of application of the Rules, may become subject to it at a specific time on a transitory basis, and to report that fact to the Statutory Compliance Unit.

e)
To determine what securities are to be considered Prohibited Securities and the Persons Affected who shall be subject to the prohibition on trading with those securities, as well as the term during which that prohibition shall be maintained.

f)	To develop the procedures and regulations they deem appropriate to improve application of the Rules.

Obligation to provide Information. The Statutory Compliance Commission must report at least half-yearly, and whenever considered necessary or required to do so, to the Commission on Appointments, Retributions and Proper Governance, on the measures adopted to promote knowledge and ensure fulfillment of what is set forth in these Rules, on their degree of compliance, and on the main incidents arising.

5.2    STATUTORY COMPLIANCE UNIT

Creation: A Statutory Compliance Unit is created, which shall depend on the Directorate General of Internal Auditing of TERRA.

The Compliance Unit shall keep properly filed records of the correspondence, notifications and any other action related to the obligations set forth in these Internal Rules of Conduct. The data in that file kept pursuant to the laws on protection of personal data shall be strictly confidential.

Functions:

a)	To keep the records of correspondence to which these Rules refer.

b)
To keep a list of Persons Affected by these Regulations on a permanent basis, and another list of persons subject to it on a transitory basis, according to the terms set forth in article 2.1 of these Rules.

c)	To keep a list of the Prohibited Securities and Persons Affected in relation to these according to the terms established under article 2.3.3 of these Rules.

d)
According to the principles established in section three of these Rules, to keep the documentary records of all the transactions defined by the Statutory Compliance Commission as Confidential Transactions, and to take all the necessary measures to fulfill the obligations established in this sense.

e)	To appropriately inform the persons of their Person Affected status, as well as loss of such.

f)	To notify the Statutory Compliance Commission of doubts arising concerning application of these Rules, so they may be resolved.

g)	Those expressly established in the relevant sections of these Internal Rules of Conduct and others that the Statutory Compliance Commission may assign to it.

5.3    INTERNAL AUDITING

The Assistant Directorate General of Intervention, Auditing and Inspection (or the Directorate General that may undertake the internal auditing functions at TERRA under any other name) shall be responsible for supervision of fulfillment of the obligations and procedures set forth in these Rules, and other present or future complementary regulations.

SECTION SIX
ON THE TERM AND EFFECTS OF VIOLATION

6.1.    TERM

These Internal Rules of Conduct shall come into force thirty days from their approval by the Board of Directors of Terra Networks, S.A., to which end the procedures foreseen in these Rules must be instrumentalized within the shortest possible term.

The Statutory Compliance Unit shall inform the Persons Affected of it, to which end each one of them must sign the document attached hereto as ADDENDUM III to these Rules.

6.2.    EFFECTS OF VIOLATION

Violation of the terms set forth in these Internal Rules of Conduct shall be considered, when appropriate, a labor offence on the terms established under the laws in force.

The above shall be understood to be without prejudice to violation that may arise from what is set forth in the Stock Market Act and the civil or criminal liabilities arising for the violator in each case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

Terra Networks, S.A.

By:	/S/ JOSÉ F. MATEU ISTURIZ
Name: José F. Mateu Isturiz Title: General Counsel and Secretary of the Board of Directors